

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Dennis J. Hickey
Principal Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

> **Re:** **Colgate-Palmolive Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
> **Forms 8-K filed January 29, 2016 and April 28, 2016**
> **File No. 1-00644**

Dear Mr. Hickey:

We have reviewed your June 24, 2016, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Income Taxes, page 27

1. We note your response to prior comments 1 and 2 to our letter dated June 14, 2016. We understand you recorded an income tax benefit of $26 million related to the Venezuela accounting change. Please provide the clarifying information presented in your response to prior comment 2 as it appears necessary for an investor's understanding of the Venezuela accounting change adjustment you made to arrive at your non-GAAP effective tax rate.

Non-GAAP Financial Measures, page 38

2. We note your response to prior comments 3 and 5 to our letter dated June 14, 2016. We have the following additional comments:

    - You indicate that you are removing items that do not directly affect your ongoing operations. Please expand your disclosures to clarify what you mean by "ongoing operations"; and
    - It is not clear that the additional disclosures you intend to provide adequately address why you believe it is necessary to present 10 non-GAAP measures to enhance comparability of your financial results. Please better explain why each of these measures is critical to an investors understanding of your results.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or, in her absence Jay Ingram, Legal Branch Chief, at (202) 551-3397 with legal related questions.

                                    Sincerely,

                                    /s/ Terence O'Brien

                                    Terence O'Brien
                                    Accounting Branch Chief
                                    Office of Manufacturing and
                                    Construction